Contacts:
Sanofi-aventis:	World Heart Federation:
Nazira Amra – Tel : +33 1 53 77 47 88	Lauren O'Brien,
Michel Joly – Tel : +33 1 53 77 47 86	Cohn & Wolfe Public Relations
Tel : +41 22 908 4074

World Heart Federation and sanofi-aventis Join Forces
to Encourage Prevention of Cardiovascular Disease

Paris, France & Geneva, Switzerland - May 23, 2005 - The World Heart Federation and sanofi-aventis have today announced a three-year partnership agreement to address prevention and control of cardiovascular disease. The announcement was made at the World Heart Federation’s Sixth International Congress of Preventive Cardiology (ICPC) in Brazil and confirms both organisations’ commitment to the prevention of cardiovascular disease across the world.

Through the partnership, the World Heart Federation and sanofi-aventis wish to highlight the need for research and awareness related to risk factors for cardiovascular disease, such as abdominal obesity and metabolic syndrome. Despite recent therapeutic advances, 17 million people (one third of global deaths) die each year from cardiovascular disease, 80 per cent of which are from low and middle income countries.1

“We greatly appreciate the support of sanofi-aventis in our efforts to raise awareness of cardiovascular disease and its risk factors,” said Valentin Fuster, President of the World Heart Federation.

One aspect of the partnership will be to raise awareness of waist circumference as an easy to measure marker of cardiovascular risk, through global public and physician education campaigns. The need to address abdominal obesity was highlighted recently by the INTERHEART study, which assessed the relationship between a variety of risk factors associated with heart attacks in 52 countries. It found that abdominal obesity was a significant risk factor.

Abdominal obesity is an indicator of intra-abdominal adiposity, the hidden fat present deep within the abdomen, and can be simply measured by waist circumference3. It is this intra-abdominal adiposity which is acknowledged to be a causative factor for the development of cardiovascular disease risk factors such as dyslipidemia, insulin resistance, and metabolic syndrome and which can lead to diabetes, heart attack, stroke or other cardiovascular diseases4.

Despite advances in treatment, cardiovascular disease still remains the leading cause of death worldwide. Sanofi-aventis is delighted to partner with the World Heart Federation, a powerful voice in cardiovascular health, to highlight the need for greater prevention to help combat this global threat.

About the World Heart Federation

The World Heart Federation, a non-governmental organization based in Geneva, Switzerland, is committed to helping the global population achieve a longer and better life through prevention and control of heart disease and stroke, with a particular focus on low and middle-income countries. It is comprised of 186 member societies of cardiology and heart foundations from 100 countries covering the regions of Asia-Pacific, Europe, the Americas and Africa. For further information visit: www.worldheart.org

About sanofi-aventis

Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY). For further information visit www.sanofi-aventis.com

References:

1. WHO (2005). The Atlas of Heart Disease and Stroke: http://www.who.int/cardiovascular_diseases/resources/atlas/en/.

2. Yusuf, S. Effect of potentially modifiable risk factors associated with myocardial infarction in 52 countries (the INTERHEART study): case control study. The Lancet. 2004 (364): 937-952

3. Despres JP. Treatment of obesity: need to focus on high risk abdominally obese patients. BMJ. 2001;322;716-720.

4. Sharma AM, Adipose tissue: a mediator of cardiovascular risk. International Journal of Obesity, Volume 26, Suppl.24,S5-S7